

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 6, 2012

Via E-mail
Richard K. Davis
Chairman, President and Chief Executive Officer
U.S. Bancorp
800 Nicollet Mall
Minneapolis, Minnesota 55402

> **Re: U.S. Bancorp**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 23, 2012**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2012**
> **Filed May 7, 2012**
> **File No. 001-06880**

Dear Mr. Davis:

We have reviewed your response dated May 18, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Exhibit 13

Corporate Risk Profile, page 34

Credit Diversification, page 35

1.   We note your response and proposed disclosure to prior comment two from our letter dated May 4, 2012.   In order to increase the transparency of your proposed disclosure

given the potentially differing definitions of other market participants, and given that your definition of "sub-prime" is at least based in part on the credit scores obtained from independent agencies at loan origination, please disclose the credit score or ranges of credit scores considered to be "sub-prime". Similarly, disclose the weighted-average credit score and/or loan-to value considered in your classification of securities as "prime" when an issuer designation is unavailable.

Critical Accounting Policies, page 63

Goodwill and Other Intangibles, page 65

2. We note your response and proposed disclosure to prior comment four from our letter dated May 4, 2012. We note from your response to bullet point two that you allocated approximately 80% of your common equity to reporting units with goodwill. Of the remaining 20%, please tell us the percentage of common equity attributable to your Treasury and Corporate Support operating segment that is calculated based on a Basel II economic capital framework versus the percentage ("remainder") attributable to excess capital maintained by the Company for each of the last three goodwill impairment test dates. In your response, please also tell us how you are able to conclude that the residual "remainder" of common equity allocated to excess capital does not relate to another reporting unit, or should not be allocated to all of the other reporting units given the stated purpose of it to represent a prudent buffer for stability and resiliency in times of economic stress.

Form 10-Q for the Fiscal Quarter Ended March 31, 2012

Consolidated Statement of Cash Flows, page 35

3. We note the line item titled "(Gains)/Losses on sales of securities and other assets, net" totaling ($1.0) billion and ($149) million for the three months ended March 31, 2012 and 2011, respectively. Please tell us which assets were sold during the quarter ended March 31, 2012 that generated the $1.0 billion in gains. Additionally, to the extent applicable, given the significant percentage of this gain to your net income during the period, expand your disclosures in future filings to discuss the drivers and nature of assets sold.

Notes to Consolidated Financial Statements

Note 2. Investment Securities, page 37

4. We note your disclosure that you have pledged investment securities carried at $19.2 billion at March 31, 2012 to secure public, private and trust deposits, repurchase agreements, and for other purposes required by law. Your disclosure also states that included in those amounts were securities sold under agreements to repurchase where the buyer/lender has the right to sell or pledge the securities and which were collateralized by

Richard K. Davis
U.S. Bancorp
June 6, 2012
Page 3

investment securities with a carrying amount of $5.6 billion at March 31, 2012. In future filings, please separately disclose in the statement of financial position all securities, loans or other assets where the transferee has the right by contract or custom to re-pledge the collateral separately from other assets not so encumbered, as required by ASC 860-30-45-1.

Note 11. Fair Values of Assets and Liabilities, page 56

5. We note your disclosure of valuation methodologies used to measure financial instruments classified as Level 3 in the fair value hierarchy, including certain securities and derivative financial instruments. Please refer to ASC 820-10-55-105 and revise this disclosure in future filings to provide the following information:

- A discussion of the group within the reporting entity that determines the entity's valuation policies and procedures, including a discussion to whom that group reports;
- The frequency with which you recalibrate, back test or otherwise test to evaluate the appropriateness of your fair value pricing models;
- Description of the methods you use to develop and substantiate unobservable inputs in your level 3 fair value measurements; and
- Description of how you evaluate and validate third-party information received and utilized in your fair value measurements.

You may contact Brittany Ebbertt, Staff Accountant, at (202) 551-3572 or me at (202) 551-3512 with any questions.

Sincerely,

/s/ Stephanie J. Ciboroski

Stephanie J. Ciboroski
Senior Assistant Chief Accountant